EXHIBIT 3.1

This translation is a non-binding translation into English of the Articles of Association in French.

In case of discrepancies, only the French version prevails.

TotalEnergies SE

European company with a capital of €6,574,599,040.00

Represented by 2,629,839,616 shares of €2.50 each

Nanterre Trade and Companies Register 542 051 180

Registered Office

2 Place Jean Millier

La Défense 6

92400 Courbevoie

France

ARTICLES OF ASSOCIATION

(Last update on May 28, 2021)

Filed in the office of K.L. ASSOCIES

Notaries in partnership in PARIS

TITLE I Form – Name – Purpose – Registered Office – Duration

ARTICLE 1 – FORM

The Company, initially formed as a French limited liability company (société anonyme), was converted into a European company (Societas Europaea or SE) by decision of the Extraordinary Shareholders’ Meeting of May 29, 2020.

The Company is governed by applicable EU and national provisions and by these Articles of Association.

ARTICLE 2 – NAME

The Company has the following name:

TotalEnergies SE

In all official deeds and other documents issued by the Company, the corporate name shall be preceded or followed by an indication of the amount of the share capital as well as the location and number of registration on the Trade and Companies Register.

ARTICLE 3 - PURPOSE

The Company’s purpose is, directly or indirectly, in all countries:

1° -	To conduct all activities relating to production and distribution of all forms of energy, including electricity from renewable energies;

2° -	To search for and extract mining deposits, and particularly hydrocarbons in all forms, and to perform manufacturing, refining, transportation, processing and trading in the said materials, as well as their derivatives and by-products;

3° -	To conduct all activities relating to the chemical sector in all of its forms, as well as all activities relating to the rubber sector;

and generally, to conduct all financial, commercial and industrial operations and operations relating to any fixed or unfixed assets and real estate, acquisitions of interests or holdings, in any form whatsoever, in any business or company existing or to be created that may relate, directly or indirectly, to any of the above-mentioned purposes or to any similar or related purposes, of such nature as to promote the Company’s extension or its development.

ARTICLE 4 - REGISTERED OFFICE

The Company’s registered office is:                                                             2 Place Jean Millier

La Défense 6

92400 COURBEVOIE - France

Transfer of the registered office falls within the competence of the Shareholders’ Meeting under the conditions stipulated by the applicable regulations.

Relocation of the registered office within the French territory may be decided by the Board of Directors, subject to ratification of this decision by the next Ordinary Shareholders’ Meeting.

ARTICLE 5 - DURATION

The Company’s duration, initially set at 99 years starting with the date of its definitive constitution, namely 28 March 1924, is extended until 28 March 2119. Hence the Company’s existence shall continue until 28 March 2119, in the absence of early dissolution or of further extension.

TITLE II Share Capital – Shares

ARTICLE 6 - SHARE CAPITAL

The share capital is set at an amount of 6,574,599,040.00 euros, represented by 2,629,839,616 shares of 2.50 euros each.

ARTICLE 7 - PAYING UP OF SHARES

Shares are subscribed according to applicable law.

The Board of Directors determines the amount and the payment due dates of any cash sums remaining to be paid on the shares.

Any calls for funds are published at least fifteen days in advance in a newspaper for legal notices in the department of the registered office.

Any payment not made by the applicable due date shall automatically bear interest, without further notice, in favour of the Company at the legal rate increased by one percent from the due date and without any formal notice.

ARTICLE 8 - FORM AND TRANSFER OF SHARES

Fully paid-up shares may be held as registered shares or bearer shares, at the shareholder’s option.

The shares are entered in a stock ledger.

Bearer shares and registered shares are freely transferable.

ARTICLE 9 - IDENTIFICATION OF SHAREHOLDERS –

DECLARATION OF CROSSING OWNERSHIP THRESHOLDS

The Company is authorized, to the extent permitted under applicable law, to identify the holders of securities that grant immediate or future voting rights at the Company’s Shareholders’ Meetings.

In addition to obligations that shareholders may have under applicable law to notify the Company upon crossing certain percentages of share ownership or voting rights, any person, whether a natural person or a legal entity, who comes to hold, directly or indirectly, 1% or more, or any multiple of 1%, of the share capital or the voting rights or of securities that may include future voting rights or future access to share capital or voting rights, is required to inform the Company by registered mail with return receipt requested, indicating the number of securities or voting rights held, within a period of 15 days from the date of crossing each of the said thresholds.

In determining the ownership or voting rights percentages provided for in the previous paragraph, shares or voting rights held by controlled companies, as defined in Article L. 233-3 of the French Commercial Code, must be included if applicable.

In the event of a failure to declare ownership of shares or voting rights as described above, any shares or voting rights exceeding the fraction that should have been declared may be deprived of voting rights at a Shareholders’ Meeting if, at the meeting, the failure to declare ownership of such shares or voting rights has been noted and if one or several shareholders holding, collectively, at least 3% of the Company’s capital or voting rights so request at such meeting.

Any natural person or legal entity is also required to inform the Company in the manner and within the time periods set forth above in the second paragraph of this article when his or her direct or indirect holdings fall below each of the applicable thresholds in said paragraph.

ARTICLE 10 – RIGHTS AND OBLIGATIONS ATTACHED TO SHARES

In addition to a voting right, each share entitles the holder to an ownership interest in the business assets, in the sharing of profits and of liquidation surpluses, in proportion to the number of shares outstanding from time to time.

Whenever it is necessary to possess several shares in order to exercise a right, shares held in a number below the requisite number of shares do not entitle their holder to any right against the Company, it being up to the shareholder in such a case to personally seek to collect or group together the requisite number of shares.

TITLE III Administration – General Management – Auditing

ARTICLE 11 - COMPOSITION OF THE BOARD OF DIRECTORS

1)	The Company is administered by a Board of Directors, the minimum and maximum number of members of which are defined by applicable law in effect from time to time.

2)	The permanent representative of a legal entity appointed as a Director must be approved in advance by the Board of Directors. Such representatives must be less than 70 years old.

3)	Each Director must own at least 1,000 shares during his or her term of office.

4)	The term of office for Directors is set by the shareholders acting in an Ordinary Shareholders’ Meeting for a term of office not to exceed three years, subject to applicable law that may allow extension of the duration of a given term until the next Ordinary Shareholders’ Meeting held to approve the financial statements.

5)	The number of Directors, being natural persons and more than 70 years old, may not exceed one-third of the sitting Directors as determined on the last day of each fiscal year. If this proportion is exceeded, the oldest Board member is automatically considered to have resigned.

6)	When at the close of a financial year, the portion of capital owned by the Company’s employees and those of companies affiliated to it as per Article L. 225-180 of the French Commercial Code, determined according to the provisions of Article L. 225-102 of said Code (after taking into account the registered shares held directly by employees and governed by Article L. 225-197-1 of the French Commercial Code, regardless of their grant date) represents more than 3%, a Director is elected at the Ordinary Shareholders’ Meeting upon proposal of the shareholders referred to in Article L. 225-102 of the French Commercial Code (hereafter the “Director representing employee shareholders”) in accordance with the procedures provided by the applicable regulations and these Articles of Association.

7)	Candidates for appointment to the office of Director representing employee shareholders are selected on the following basis:

a)	When voting rights linked to shares held by employees or by employee mutual investment funds of which they are beneficiaries are exercised by the members of the Supervisory Board of such employee mutual investment funds, candidates are selected by such Board among its members.

b)	When voting rights linked to shares held by employees (or by employee mutual investment funds of which they are beneficiaries) are exercised directly by such employees, candidates shall be appointed further to the consultation as per Article L. 225-106 of the French Commercial Code, either by employee shareholders in a meeting convened specifically for such purpose, or by a written consultation. Only candidates put forward by a group of shareholders representing at least 5% of the shares held by employees exercising their individual voting rights shall be admissible.

8)	Procedures for appointing candidates when such provisions are not laid down in law and regulations in force, or by these Articles of Association, shall be determined by the Chairman of the Board of Directors, in particular with respect to the timing of the appointment of such candidates.

9)	A list of all validly appointed candidates shall be prepared. This list shall comprise at least two names. The list of candidates shall be appended to the notice convening the Shareholders’ Meeting called to appoint the Director representing employee shareholders.

10)	The Director representing employee shareholders shall be elected at the Ordinary Shareholders’ Meeting on the same terms as those applicable to all appointments of Directors, upon proposal from the shareholders as provided for by Article L. 225-102 of the French Commercial Code (as referred to in the sixth paragraph of the present article). The Board of Directors shall table the list of candidates at the Shareholders’ Meeting by order of preference, and may give its approval to the first candidate appearing on such list. The candidate referred to above who shall have received the greatest number of votes from shareholders present or represented at the Ordinary Shareholders’ Meeting shall be appointed as the Director representing employee shareholders.

11)	Such Director shall be disregarded for the purposes of determining the maximum number of Directors stipulated under Article L. 225-17 of the French Commercial Code and for the purposes of applying the first paragraph of Article L. 225-18-1 of the said Code.

12)	The term of office of any Director representing employee shareholders shall be three years. However, his or her term of office shall end forthwith, and the Director representing employee shareholders shall be considered to have resigned automatically upon his or her ceasing to be an employee of the Company (or of a company or economic interest group affiliated to it as per Article L. 225-180 of the French Commercial Code) or a shareholder (or a member of an investment fund, at least 90% of whose assets comprise the Company’s shares). Until the date of appointment or replacement of any Director representing employee shareholders, the Board of Directors may hold meetings and vote validly.

13)	In the event the seat of the Director representing employee shareholders shall become vacant, for any reason whatsoever, such Director shall be replaced in the manner specified above, such Director to be appointed at the Ordinary Shareholders’ Meeting for a new three-year term.

14)	The provisions governing the sixth paragraph of this article shall cease to apply when, at the close of any given financial year, the percentage of equity held by the Company’s employees and those of the companies affiliated to it as per aforementioned Article L. 225-180, within the framework stipulated by the provisions of aforementioned Article L. 225-102, is equal to less than 3% of all issued share capital of the Company; notwithstanding the foregoing, the term of any Director appointed pursuant to the sixth paragraph of this article shall only expire at its term.

15)	The provisions governing the third paragraph of this article shall not apply to the Director representing employee shareholders. Nonetheless, this Director representing employee shareholders shall hold, either individually, or through an employee mutual investment fund (FCPE) governed by Article L. 214-165 of the French Monetary and Financial Code, at least one share or a number of stocks in such employee mutual investment fund amounting to at least one share.

16)	When the Company satisfies the provisions of Article L. 225-27-1 of the French Commercial Code, the Board of Directors shall also include one or two Directors representing employees.

17)	A Director representing employees is appointed by the Company's Central Social and Economic Works Council (“Central Social and Economic Works Council”). When the number of Directors appointed by the Shareholders’ Meeting is greater than eight, a second Director representing employees is appointed by the European Company Committee (“SE Committee”). The procedures for voting in the Central Social and Economic Works Council and the SE Committee to appoint Directors are the same rules used to appoint the Secretaries of those Council and Committee.

18)	Pursuant to Article L. 225-28 of the French Commercial Code, the Director appointed by the Central Social and Economic Works Council must hold an employment contract with the Company or one of its direct or indirect subsidiaries whose registered head office was located on French territory at least two years before his or her appointment. Notwithstanding, the second Director appointed by the SE Committee must hold an employment contract with the Company or one of its direct or indirect subsidiaries at least two years before his or her appointment.

19)	The Central Social and Economic Works Council and the SE Committee shall be informed of changes in the number of Directors appointed by the Shareholders’ Meeting taken into account for purposes of applying the seventeenth paragraph of this article.

20)	Neither the Director representing employee shareholders elected by the Shareholders’ Meeting pursuant to Article L. 225-23 of the French Commercial Code and these Articles of Association, nor the Director or Directors representing employees designated pursuant to Article L. 225-27-1 of the French Commercial Code are taken into account to define the eight-member threshold mentioned above, since this eight-member threshold is determined when the employee Director or employee Directors are appointed.

21)	The term of office of a Director representing employees is three years. Nevertheless, his or her term of office ends at the close of the Ordinary Shareholders’ Meeting that approves the financial statements for the previous fiscal year during which the said Director’s term of office expired.

22)	If the number of Directors appointed by the Ordinary Shareholders’ Meeting falls to eight or less, the term of office of the Director appointed by the SE Committee continues to the end of his or her term.

23)	If, at the close of a Shareholders’ Meeting, the number of Directors appointed by the Meeting increases to more than eight, the SE Committee shall appoint the second Director representing employees no later than within six months following the said Meeting.

24)	The provisions governing the third paragraph of this article shall not apply to the Directors appointed by the Central Economic and Social Works Council and the SE Committee.

25)	In the event that the obligation to appoint one or more Directors representing employees pursuant to L. 225-27-1 of the French Commercial Code should cease to apply, the term of office of the Director or Directors representing employees shall end at the close of the Ordinary Shareholders’ Meeting that approves the financial statements for the year during which the obligation ceased to apply.

26)	The Directors representing employees shall be disregarded for the purposes of determining the maximum number of Directors stipulated under Article L. 225-17 of the French Commercial Code and for purposes of applying the first paragraph of Article L. 225-18-1 of the said Code.

ARTICLE 12 - ORGANIZATION OF THE BOARD OF DIRECTORS

The Board appoints a Chairman (Président du Conseil d’administration) from among its members who must be a natural person.

The Chairman of the Board of Directors represents the Board of Directors. He or she organizes and directs the Board’s work and reports thereon to the shareholders at Shareholders’ Meetings. He or she ensures the proper functioning of the Company’s bodies and ensures, in particular, that the Directors are able to carry out their duties.

The Board may also appoint one or two Vice Chairmen (Vice Président du Conseil d’administration) who must be natural persons. The rights and duties of the Chairman and of the Vice Chairman or Chairmen may be withdrawn from them at any time by the Board. The Chairman’s rights and duties cease automatically no later than on the date of his or her 70th birthday.

The Board also designates a natural person to act as secretary, who is not required to be a Board member.

The Board may establish one or more committees responsible for considering questions submitted by the Board or by its Chairman for their consideration and opinion. The Board determines the composition and the powers of the committees, which carry on their activity under the supervision of the Board.

Within the limit of a global amount set by the Shareholders’ Meeting which remains in effect until a new decision is taken, the Directors receive for their duties a compensation determined in accordance with applicable legal and regulatory provisions.

The Board may allocate a larger share to Directors who are members of the above-mentioned committees than the amount apportioned to other Directors.

ARTICLE 13 - BOARD OF DIRECTORS’ DECISIONS

The Board of Directors meets as often as required to serve the Company’s interests and at least every three months to deliberate on the progress of the Company’s business and foreseeable developments.

A Board meeting may be called by any means, even orally, and even on short notice depending on the urgency, at the initiative of either the Chairman or a Vice Chairman, or by one-third of its members. Such meeting may be called to be held either at the registered office or at any other place indicated in the notice.

At least half of the members must be present or represented for the Board’s decisions to be valid.

Decisions are taken based on the majority of votes by the members present or represented. In the case of a tie vote, the Chairman of the meeting holds a casting vote.

When permitted by applicable regulations, Directors participating in meeting by video-conference or means of telecommunication determined by decree, shall be deemed to be present for calculation of the quorum and majority.

ARTICLE 14 - BOARD OF DIRECTORS’ POWERS

The Board of Directors determines the guidelines governing the Company’s activity and oversees their application in accordance with its corporate interest, taking into consideration the social and environmental challenges of its activity. Subject to the powers explicitly attributed to shareholders and within the limits of the business purpose, the Board considers any question affecting the proper operation of the Company and its decisions settle the matters concerning it.

The Board of Directors takes all decisions and exercises any prerogative within its remits according to applicable regulations, these Articles of Association, the delegations of the Shareholders’ Meeting and its Rules of Procedure.

The prior authorization of the Board of Directors is required for the commitments in the name of the Company in the form of sureties, endorsements and guarantees given under the conditions determined by Article L. 225-35 paragraph 4 of the French Commercial Code.

The Board of Directors performs such auditing and verification as it considers appropriate.

Each Director is entitled to receive all information required for the performance of his or her duties and may obtain any documents he or she considers useful. His or her requests must be addressed to the Chairman of the Board of Directors.

ARTICLE 15 - GENERAL MANAGEMENT OF THE COMPANY

1)	General management of the Company is performed under the responsibility of either the Chairman of the Board of Directors (Président du Conseil d’administration) or by another natural person appointed by the Board of Directors and bearing the title of Chief Executive Officer (Directeur Général).

The Board of Directors selects one of the aforementioned methods of exercising general management under the quorum and majority provisions set forth in article 13 of these Articles of Association. The Company shall inform its shareholders and third parties of its determination in accordance with applicable regulations.

Once the Board makes such a determination, it remains in effect until a contrary decision is made pursuant to the same procedure.

Any change in the method of exercise of general management will not in and of itself effect any change in these Articles of Association.

The Board is required to meet to consider a possible change of methods for exercising general management either at the request of the Chairman or of the Chief Executive Officer, or at the request of one-third of the Board members.

2)	When general management of the Company is assumed by the Chairman, the legal, regulatory or statutory provisions relating to the Chief Executive Officer are applicable to him or her, and he or she takes the title of Chairman and Chief Executive Officer (Président-Directeur Général).

When the Board of Directors determines to separate the functions of Chairman of the Board of Directors (Président du Conseil d’administration) and Chief Executive Officer (Directeur Général), the Board appoints a Chief Executive Officer, sets the term for his or her appointment and the extent of his or her powers. Decisions by the Board of Directors limiting the extent of the powers of the Chief Executive Officer are not enforceable against third parties.

The Chief Executive Officer must be less than 67 years old in order to exercise his or her duties. Upon reaching this age limit during the exercise of his or her duties, his or her appointment terminates automatically and the Board of Directors appoints a new Chief Executive Officer. Notwithstanding the foregoing, his or her duties as Chief Executive Officer are extended until the date of the meeting of the Board of Directors asked to appoint his or her successor. Subject to the age limit specified above, a Chief Executive Officer remains eligible for reappointment.

The Chief Executive Officer may be dismissed at any time by the Board of Directors.

In the event that the Chief Executive Officer is temporarily unable to exercise his or her duties, the Board of Directors may delegate his or her functions to a Director.

3)	The Chief Executive Officer is invested with the most extensive powers to act in the Company’s name under all circumstances. He or she exercises those powers within the limits of the business purpose and subject to the powers explicitly assigned by law to Shareholders’ Meetings and to the Board of Directors. He or she represents the Company in its relations with third parties.

The Chief Executive Officer may request the Chairman to call a meeting of the Board of Directors regarding a specified agenda.

If the Chief Executive Officer is not also a member of the Board of Directors, he or she may attend meetings of the Board of Directors in an advisory capacity.

4)	On the basis of a proposal by the Chief Executive Officer, the Board may appoint one to five natural persons at most responsible for assisting the Chief Executive Officer and bearing the title of Deputy Chief Executive Officer (Directeur Général Délégué). The Board determines the extent of their powers and their term of office, it being understood that Deputy Chief Executive Officers hold the same powers as the Chief Executive Officer.

The Deputy Chief Executive Officer or Deputy Chief Executive Officers may be dismissed by the Board of Directors at any time, upon motion by the Chief Executive Officer.

In the event that the Chief Executive Officer is temporarily unable to perform his or her duties or ceases his or her duties, the Deputy Chief Executive Officer or the Deputy Chief Executive Officers retain their duties and powers until the appointment of a new Chief Executive Officer, unless the Board of Directors decides otherwise.

5) The Chief Executive Officer and, if applicable, one or more Deputy Chief Executive Officers, may be authorized to grant delegations of their authority within the limit of applicable laws and regulations.

Fixed or variable remuneration, or fixed and variable remuneration, may be granted by the Board of Directors, to the Chairman, the Chief Executive Officer, any Deputy Chief Executive Officer or, generally, to any other persons to whom any authority or mandate is assigned. Such compensation shall be charged to business expenses.

ARTICLE 16 – AUDITORS

The shareholders acting in a Shareholders’ Meeting designate the statutory and deputy auditors in accordance with applicable law.

TITLE IV Shareholders’ Meetings

ARTICLE 17 - NOTICE – PARTICIPATION IN

SHAREHOLDERS’ MEETINGS

1)	Shareholders’ Meetings are called in accordance with applicable law.

The meetings take place at the registered office or at any other place indicated in the notice of meeting.

All shareholders may attend Shareholders’ Meetings, irrespective of the number of shares held.

Any shareholder may vote by mail, using a form containing the regulatory notices.

Any shareholder may delegate voting authority at Shareholders’ Meetings in accordance with the terms and conditions provided for by applicable regulations.

Legal entities that are shareholders take part in the meetings through their legal representatives or through any agent designated for that purpose.

2)	Participation in Shareholders’ Meetings, in any form whatsoever, shall be subject to registering or recording shares under the conditions and within the time periods provided for by applicable regulations.

The Board of Directors has the option to accept voting forms and proxies that reach the Company after the deadline provided for by applicable regulations.

It also has the option to decide that shareholders may participate and vote in any meeting by video-conference or other means of telecommunication under the conditions established by applicable regulations; the electronic signature that may result from any reliable identification process shall guarantee its connection with the instrument related thereto.

ARTICLE 18 - HOLDING SHAREHOLDERS’ MEETINGS – DECISIONS

The Shareholders’ Meeting is chaired by the Chairman of the Board of Directors or, failing that, by a Vice Chairman or, in his or her absence, by a Director designated by the Board.

Shareholders’ Meetings, whether ordinary, extraordinary or combined, make their decisions pursuant to the quorum and majority conditions applicable to the provisions governing the type of meeting and they may exercise the powers attributed to them by law.

There is secret voting when such voting is demanded by several shareholders representing at least one quarter of the share capital.

Subject to the following provisions, each member of the Meeting is entitled to as many votes as he or she possesses or the number of shares for which he or she holds proxies.

However, a double voting right is granted, in the light of the share of the share capital they represent, to all registered shares paid up in full that have been entered in the name of the same shareholder for at least two years, as well as, in case of a capital increase by incorporation of reserves, profits or premiums on shares, to the registered shares that are allocated without charge to a shareholder in connection with previously existing shares for which he or she benefits from the said right. Any merger of the company would have no effect on the double voting right, which may be exercised within the absorbing company, if the latter’s Articles of Association have created a similar right.

The double voting right shall terminate automatically in respect of shares that are converted to bearer form or are transferred. Nevertheless any transfer from registered share to registered share, due to inheritance ab intestat or testamentary inheritance, division of community property between spouses, or donation inter vivos to the benefit of the spouse or of relatives eligible to inherit shall not interrupt the period set above or shall retain the acquired right.

At Shareholders’ Meetings, no shareholder may cast, personally or via a proxy, in connection with the simple voting rights attached to the shares he or she holds directly or indirectly and in connection with the powers of attorney granted to him or her, more than 10% of the total number of voting rights attached to the Company's shares. However, if he or she also holds double voting rights, on an individual basis and/or by proxy, the above limit may be exceeded, solely taking account of the additional voting rights resulting therefrom, without all of the voting rights that he or she exercises being able to exceed 20% of the total number of voting rights attached to the Company’s shares.

For application of the above provisions:

-	the total number of voting rights attached to the Company's shares taken into account is calculated on the date of the Shareholders’ Meeting and is brought to the shareholders’ attention at the opening of said Meeting,

-	the number of voting rights held directly and indirectly is to be understood to include those that are attached to the shares held by a natural person on his or her own behalf, either on a personal basis or in connection with joint ownership, or held by a company, grouping, association or foundation, and including those that are attached to the shares held by a controlled company within the meaning of Article L. 233-3 of the French Commercial Code, by another company or by a natural person, association, grouping or foundation,

-	for the voting rights cast by the Chairman of the Shareholders’ Meeting, the voting rights attached to shares for which a power of attorney has been returned to the Company without any indication of a representative and which, individually, do not violate the prescribed limitations, are not taken into account for the above limits.

The limitations provided for in the above paragraphs have no effect on the calculation of the total number of voting rights, including double voting rights, attached to the Company's shares and which shall be taken into account for application of the legislative, regulatory and statutory provisions stipulating special obligations with reference to the number of voting rights existing in the Company or to the number of shares having voting rights.

In addition, the limitations provided for above shall lapse, without any need for a new decision by an Extraordinary Shareholders’ Meeting, when a natural person or legal entity, acting alone or in concert with one or several natural persons or legal entities, comes to hold at least two-thirds of the total number of Company shares following a public offer for all of the Company’s shares. In such a case, the Board of Directors would take note of the said lapse and carry out the related formalities concerning modification of the Articles of Association.

TITLE V Regulated Agreements

ARTICLE 19 - REGULATED AGREEMENTS

Pursuant to Article L. 229-7 paragraph 6 of the French Commercial Code, the provisions of Articles L. 225-38 to L. 225-42 of the French Commercial Code are applicable to agreements concluded by the Company.

TITLE VI Company Financial Statements

ARTICLE 20 - FINANCIAL YEAR – FINANCIAL STATEMENTS

The financial year begins on January 1 and ends on December 31.

At the end of each financial year, the Board of Directors draws up an inventory, an income statement and a balance sheet, as well as the notes supplementing them, and establishes a management report. It also establishes the Group’s consolidated financial statements.

ARTICLE 21 - ALLOCATION OF RESULTS

The net income for the financial year, after deduction of overheads and other social charges, as well as of any amortization of the business assets and of any provisions for commercial and industrial contingencies, constitutes the net profit.

From the said profit, reduced by the prior losses, if any, the following items are deducted in the indicated order:

1°/	5% to constitute the legal reserve fund until the said fund reaches one-tenth of the share capital;

2°/	The amount set by the shareholders at a Shareholders’ Meeting with a view to constitution of reserves of which it determines the allocation or the use;

3°/	The amounts that the shareholders decide at a Shareholders’ Meeting to carry forward.

The remainder is paid to the shareholders as dividends.

The Board of Directors may pay out interim dividends.

The Shareholders’ Meeting held to approve the financial statements for the financial year may decide to grant an option to each shareholder, with respect to all or part of the dividend or of the interim dividends, between payment of the dividend in cash and payment in shares.

The Shareholders’ Meeting may decide at any time, but only on the basis of a proposal by the Board of Directors, to effect a complete or partial distribution of the amounts appearing in the reserve accounts, either in cash or in Company shares.

TITLE VII Dissolution – Disputes

ARTICLE 22 – DISSOLUTION – LIQUIDATION

At the time of the Company’s expiration or early dissolution, the shareholders acting at a Shareholders’ Meeting determine the liquidation procedure and appoint one or several liquidators whose powers and compensation it determines.

ARTICLE 23 - DISPUTES

Any disputes that may arise during the Company’s existence or at the time of its liquidation, either between the shareholders and the Company or among the shareholders themselves, on the subject of business matters, shall be subject to the jurisdiction of the competent courts of the registered office.